

May 3, 2011

Mr. Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY 10005

> **Re:** **Tongli Pharmaceuticals (USA), Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Forms 10-Q for Quarterly Periods Ended September 30, 2010**
> **and December 31, 2010**
> **File No. 000-52954**

Dear Mr. Yao:

We have reviewed your March 29, 2011 response to our March 1, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

General

1.  In response to our prior comment 1, you disclose that you were "unable to (and did not) apply for CSRC approval prior to the consummation of [your] reverse merger in July 2008. However, [you] plan to apply for the approval when more specific and explicit interpretations are issued by the Chinese government." On page 17, however, you state that you are "not subject to these regulations." Please clarify whether you believe these regulations apply to your company. If these regulations do apply to your company, please clearly state whether or not you believe you are in compliance with the regulations, and if so, why you believe you are in compliance. If you are not in compliance or if it is not clear if you are in compliance with the regulations, please state all the potential consequences of lack of compliance to your company. In addition, please provide revised draft disclosure to be included in your next Form 10-K which includes the information in your March 29, 2011 response to this comment, as well as the above requested information.

2.  We note your response to our prior comments 2, 7 and 8 and advise you that we will not be in a position to clear our review of this filing until you have filed each of the requested material agreements with your Form 10-K for the fiscal year ended March 31, 2011.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Advances to Suppliers, page F-9

3.  We acknowledge your response to comment 9. Please provide us draft disclosure for future filings to disclose the nature and terms of these contracts, including payment terms and timing of payments, the requirements to take delivery, your return rights or acceptance provisions and how you assess these advances for recoverability at each balance sheet date (i.e. disclose if you make an assessment by inspecting the crops during the growth process, at harvest, or when the raw materials are delivered).

4.  Refer to your response to comment 9 and your statement, at page 33, that advance to suppliers increased "…to maintain a good relationship with the suppliers…". Based on your response, advances to suppliers are stipulated within the contracts. Please confirm to us that you will remove this language from all disclosures in your filing or further advise us of the relevance of this statement.

Contract Deposit, page F-14

5.  We acknowledge your response to comment 11. With regard to the patent purchase agreement with Harbin Lanhai Biochemical Company, please address the following:
    *   Explain to us what was received in exchange for your RMB 7,030,000 payment. Specifically tell us if this was a patent, license and/or property rights or in process R&D. Tell us the length of the contract as well as when the underlying patent expires;
    *   Clarify whether the RMB 7,030,000 payment in September 2008 was a deposit or represented the entire purchase price;
    *   Explain the nature, timing and amount of the future payments that are required under the license. Your proposed disclosure states that you will be required to make payments when you meet requirements specified in the agreement. Tell us the amount or range of payments that will be required and the specific requirements that must be met. Further tell us how you considered disclosing these contingent payments in MD&A, specifically addressing the impact these payments would have on your liquidity; and
    *   Cite the authoritative literature that supports your accounting for this agreement, specifically addressing your basis for capitalization, method of amortization as well as how you assess this asset for recoverability.

6. Refer to your response to comments 11 and 12 regarding the New Drug Approval Agreement. Please address the following:

- Explain the nature of the new drug candidate that you received in this agreement, your obligations under the agreement regarding the clinical trial and research and development as well as the length of the agreement. Address why you have not received title to the patent upon purchase of the drug candidate;
- Cite the authoritative literature that supports your accounting for this agreement, specifically addressing your basis for capitalization of the initial installment payment, method of amortization as well as how you assess this asset for recoverability; and
- Explain why you believe it is appropriate to capitalize the second and third installment of the purchase as deposits rather than record the contingent payments as research and development.

10. Taxes, page F-16

7. We acknowledge your response to comments 13 and 14. We do not understand your line item "effect of tax rate difference between China and U.S. on net income from China". It appears that this amount would simply be 10%, the difference between the U.S. rate of 35% and the China rate of 25% as previously disclosed in your Form 10-K. Please clarify in detail how you calculated the difference between the U.S. tax rate and the China tax rate or further advise us about why the difference in rates is 18.5% in response to comment 13 and 13% in response to comment 14.

8. We acknowledge your response to comment 15 that Tongli (USA) is a holding company with net losses since inception and that all revenues were generated by Harbin Tiammu Pharmaceuticals, a Chinese subsidiary. Your response also indicates that the increase in net losses for Tongli resulted in an increase in US NOL's. In addition to your proposed disclosure, please disclose the components of income (loss) before income tax expense as either domestic or foreign. Refer to ASC 235-10-S-99-1(h). Your response should also provide an explanation of how operating losses were generated by Tongli (USA) and how these losses specifically contributed to the $545K increase in US NOL's.

Form 10-Q for the Quarter Ended December 31, 2010

Consolidated Financial Statements

4. Deposit for Land Use Right

9. We acknowledge your response to comment 19 that you intend to account for the remaining installment payments as deposits. Your response did not address how you accounted for the remaining installment payments for the land use right agreement. Please tell us why the remaining installment payments were not recorded as liabilities at December 31, 2010.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Sebastian Gomez Abero, Senior Staff Attorney, at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant